Management's Discussion and Analysis

for the year ended December 31, 2021

MEDICURE INC.

Message to Shareholders, April 2022

With the acquisition of Marley Drug late last year, Medicure’s business growth now has four focuses:

1. Continued sales and profits from AGGRASTAT®,

2. Growing the ZYPITAMAG® revenue and profit,

3. Developing Marley Drug on-line presence,

4. MC-1 development for PNPO deficiency

AGGRASTAT® (tirofiban hydrochloride) injection continues to hold the majority of the patient market share in the US and sales for the year ended December 31, 2021 were $11.6 million compared to $10.6 million during the year ended December 31, 2020. We continue to market the benefits of AGGRASTAT® and nurture brand loyalty.

Our sales of ZYPITAMAG® (pitavastatin) continue to gain traction. Applying our experience from the past couple of years, improved insurance coverage and with the addition of Marley Drug’s direct to consumer market for cash paying customers, sales continue to increase from $453,000 for the year ended December 31, 2020 to $3.2 million for the year ended December 31, 2021.

Marley Drug, acquired in December 2020, is a specialty pharmacy serving customers across the US and fits well with our vision and provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed all 50 states, Washington D.C. and Puerto Rico. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for health insurance, and building a loyal nationwide customer base and contributed $6.9 million of revenue to the Company in 2021. In 2022, we launched the Marley Drug e-commerce site and will be focusing on attracting new customers to the site to bolster our pharmacy business. The combined business will be well positioned to strengthen our existing national platforms, including continuing to accelerate the growth of ZYPITAMAG®, continuing to realize on material synergies and generating substantial shareholder value.

Earlier this year, Medicure announced the plan to carry out a Pivotal Phase 3 trial for treatment of Pyridoxal 5’-phosphate dependent epilepsy (PNPO deficiency) with the legacy product, MC-1. For this indication, MC-1 has received Orphan Drug status and a Rare Pediatric Disease Designation from the FDA, providing significant value as we work diligently towards FDA approval.

We are in unprecedented times in the world with the current COVID 19 pandemic and the safety of our employees, customers and other stakeholders is of utmost importance. At the same time, Medicure remains focused on the business and growing revenue and earnings. On behalf of the Board of Directors, I want to thank our shareholders, stakeholders, customers and employees for their continued support while we manage our business. We remain committed to creating value for you, our valued shareholders.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of April 27, 2022 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2021 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2021. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	The Company’s expectations in regard to the extent and impacts of COVID-19 including the timing surrounding these impacts;
•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, Sodium Nitroprusside 50mg/2ml (25mg/ml) (“SNP”), in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its pharmaceutical products in the United States and its territories through its newly acquired U.S. subsidiary, Marley Drug, Inc. (“Marley Drug”);
•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	the Company’s intention to increase sales of AGGRASTAT®; ZYPITAMAG® and SNP;
•	the Company’s intention to increase sales through Marley Drug;
•	the Company’s intention to develop MC-1 for the treatment of pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency;
•	the likelihood of the Company to receive a priority review voucher from the United States Food and Drug Administration (“FDA”) in regards to its development work for MC-1;
•	the Company’s intention to investigate and advance other product opportunities;

Management’s Discussion and Analysis

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;
•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;
•	the Company’s expectations with respect to the cost of testing and commercialization of its products and potential products;
•	the Company’s sales and marketing strategy;
•	the Company’s anticipated sources of revenue;
•	the Company’s intentions regarding the protection of its intellectual property;
•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);
•	the Company’s business strategy; and
•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;
•	the extent and impact of the COVID-19 outbreak on the Company’s business including any impact on our customers, contract manufacturers and other third-party service providers;
•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	uncertainties associated with the acceptance and demand for new products;
•	changes in regards to pharmacy regulations;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled management and staff;
•	the Company’s ability, amid circumstances and decisions beyond the Company’s control, to maintain adequate supply of product for commercial sale;

Management’s Discussion and Analysis

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to patients;
•	market competition;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the future results, performance or achievements of the Company to be materially different from the actual results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A, and in any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed herein, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market and sales to the Retail Public of pharmaceutical products. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG® and developing its e-commerce and mail order pharmaceutical business in all 50 U.S. states through Marley Drug. The cardiovascular products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of non ST elevation acute coronary syndrome (“NSTE-ACS”), including unstable angina (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG® in the U.S. and launched ZYPITAMAG® in May 2018 in the United States. In September 2019 the Company acquired the full rights and ownership of ZYPITAMAG®. The Company received approval in August of 2018 from the FDA for its first abbreviated new drug application (“ANDA”) for SNP with commercial availability starting during the third quarter of 2019 in the United States with initial sales beginning during 2020.

On December 17, 2020, the Company acquired Marley Drug, a leading specialty pharmacy serving customers across the United States for an upfront payment on closing of USD $6,300, subject to certain holdbacks, as well as additional payments based on future performance of Marley Drug. Marley Drug generated unaudited revenue and EBITDA of approximately USD $7,000 and over USD $1,700, respectively, for the 12-month period ended October 31, 2020. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base in the United States.

The Company’s research and development program is focused on making selective research and development investments in certain additional cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®, ZYPITAMAG® and SNP.

On January 27, 2021, the Company filed an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product, MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

Management’s Discussion and Analysis

Through the Company’s sales experienced over recent years, the Company’s financial position has improved compared to previous years. The Company completed a substantial issuer bid (“SIB”) in December of 2019 under which it purchased and cancelled 4.0 million common shares at a set purchase price of $6.50 per common share resulting in a payment of $26,000. Subsequent to the closing of the SIB transaction, the Company completed the acquisition of Marley Drug, and despite lower working capital levels, the Company’s financial position remains strong.

The ongoing focus of the Company includes the sale of AGGRASTAT®, ZYPITAMAG® and SNP, the sale of pharmaceutical products including ZYPITAMAG® directly to patients through Marley Drug and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAG® became a key focus of the Company during 2018 and the Marley Drug business became a key focus of the Company after its acquisition in December of 2020. In 2022, the Company launched the Marley Drug e-commerce site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business. The Company also began selling SNP during early 2020.

The Company has historically financed its operations principally through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105,000, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt, fund the SIB, with $26,000 used to buy back 4.0 million shares for cancellation, completed in 2019 and the remaining funds will continue to be used to finance the Company’s operations, development and growth moving forward.

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure was to receive a percentage of total U.S. sales revenue from the device and was to have met minimum annual sales quotas.  In addition, Medicure invested US$10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. On August 20, 2020, the Company announced the termination of the marketing of the ReDSTM device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by Medicure. The Company continues to hold its equity stake, and will continue to support Sensible in its transition to a new marketing and distribution arrangement in order to secure its investment in Sensible Medical.

RECENT DEVELOPMENTS

COVID-19

On March 11, 2020, the COVID -19 outbreak was declared a pandemic by the World Health Organization. Although the Company has adjusted some of its operating procedures in response to COVID-19, operations have not experienced any significant negative impact to date. The extent to which the pandemic impacts future operations and financial results, and the duration of any such impact, depends on future developments, which are currently uncertain.

LAUNCH OF E-COMMERCE PHARMACY PLATFORM - WWW.MARLEYDRUG.COM

Subsequent to December 31, 2021, on February 9, 2022, the Company announced that it has launched its national direct-to-consumer E-Commerce pharmacy platform - www.marleydrug.com through its subsidiary, Marley Drug® pharmacy.

Management’s Discussion and Analysis

For more than 100 million Americans who do not have prescription drug coverage getting better and staying healthy can often depend on access to affordable medications. Marley Drug’s new E-Commerce website is a platform where FDA approved medications can be purchased at discount prices by Americans for home delivery in all 50 States. Additionally, the platform enables a client to store their medication and ordering history, as well as that of their family, and reorder medications or request refills all within the comfort of their home. The platform focuses on ease-of-use, health and wellness resources and a U.S. based pharmacy team dedicated to providing a pleasant customer experience. Through the combination of technology, an ever-expanding portfolio of medications, and superior customer service, the E-commerce platform is designed to meet the evolving needs of Americans and strengthen our existing lines of business which include Medicure's primary care drug, ZYPITAMAG® and future branded products.

In addition to the typical 30- and 90-day fill of medications, the platform offers customers the ability to acquire extended supply fills of 6 and 12 months. For chronic care medications, 6 and 12 month quantities could increase patient adherence and lead to better management of medical conditions. Additional benefits include fewer pharmacy visits, less frequent refills and overall reduced cost. Marley Drug provides over 100 chronic care medications at USD$37.00 for 6 months and USD$70.00 for 12 months with free delivery anywhere in the United States and some territories. During the launch period, certain medications will be available at just USD$2.00 per month with free shipping for new customers.

MARLEY DRUG TO PARTNER WITH RxSPARK TO BE ITS SOLE MAIL-ORDER PHARMACY

Subsequent to December 31, 2021, on February 22, 2022, the Company announced the integration of its subsidiary, Marley Drug pharmacy, as the sole mail-order pharmacy for RxSparkTM, the next generation in pharmacy discount programs.

Described as a much-needed disruptor in the health and pharmacy space, technology company RxSpark addresses an urgent need with its proprietary prescription drug savings program through www.rxspark.com. Poor-coverage or lack of health insurance, exacerbated by the economic impact of the COVID-19 pandemic, has placed prescription medication beyond the reach of many Americans. Additionally, the COVID-19 pandemic has accelerated changes to the healthcare system unlike any other recent event, with increased consumer demand for online services such as telehealth, remote patient monitoring and home delivery of medications. For its customers, the RxSpark platform offers a powerful search function and an improved drug results capacity which makes it easier to find the best discounted prices for medications in nearby pharmacies throughout the U.S.

The integration of Marley Drug as the sole mail-order pharmacy for the RxSpark platform now allows consumers using the platform to receive medication directly to their door. The Marley Drug home delivery service will be available to all consumers regardless of where they may live in the U.S., as Marley Drug is licensed to provide medication in all 50 states and most territories.

PIVOTAL PHASE 3 TRIAL IND FILING WITH FDA FOR TREATMENT OF SEIZURES ASSOCIATED WITH PNPO DEFICIENCY

On January 7, 2021, the Company announced that it would file an Investigational New Drug (“IND”) application with the FDA pertaining to its legacy product P5P, also referred to as “MC-1, for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

The FDA and the European Medicines Agency (“EMA”) have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If a new drug application (“NDA”) for MC- 1 in patients with PNPO deficiency is approved, the Company may be eligible to receive a priority review voucher (“PRV”) from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

EARLY COMPLETION OF ENROLEMENT FOR iSPASM

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head computerized tomography (“CT”) scans and/or magnetic resonance imaging (“MRI”) assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Please note that the use of AGGRASTAT® in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Management’s Discussion and Analysis

RESIGNATION OF CHIEF FINANCIAL OFFICER AND SUCCESSION PLAN

On May 15, 2021 James Kinley, the Chief Financial Officer resigned, to pursue another business opportunity. As of June 28, 2021, David Gurvey was appointed as Chief Financial Officer.

Subsequent to December 31, 2021, on March 23, 2022, the Company announced the resignation of Chief Financial Officer David Gurvey effective March 25, 2022. The Company has initiated a search for a new Chief Financial Officer with the capabilities and qualifications to accelerate Medicure’s growth and business strategy. Dr. Neil Owens, Chief Operating Officer of the Company, will assume the role of interim Chief Financial Officer upon Mr. Gurvey’s resignation.

RESULTS FROM THE SAVI-PCI CLINICAL TRIAL

On November 4, 2021, the Company announced successful results from its SAVI-PCI trial. The trial enrolled 535 patients comparing a 1-2 hour infusion with AGGRASTAT® to a label-dosing infusion of INTERGRILIN®. A third arm of bolus plus a 12-18 hour infusion was later added to the study. The Company was pleased that this study met its primary endpoint, demonstrating the non- inferiority of a bolus plus short infusion of AGGRASTAT® when compared to longer infusion regimens.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product.

Net AGGRASTAT® product sales for year ended December 31, 2021 were $11,570 compared to $10,606 during the year ended December 31, 2020.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of December 31, 2021. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2021 when compared to the year ended December 31, 2020. This led to increased AGGRASTAT® revenues, offsetting the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by increased demand.

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent. On November 18, 2020, the Company announced the settlement of its ongoing patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, which alleged infringement of the ’660 patent. As part of the settlement, Nexus has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Nexus with anticipated launch dates for Nexus’ generic products of November 1, 2022 for the 5 mg strength and January 1, 2023 for the 12.5 mg strength. The remaining terms of the settlement are confidential.

Management’s Discussion and Analysis

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure defended the ’660 patent and pursued the patent infringement action against Nexus and will continue all other legal options available to protect its product.

Previously, on November 16, 2018, the Company filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

In September 2019 the Company announced that it had acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus received an upfront payment of US$5,000 and US$2,000 in deferred payments scheduled to be made over four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

On December 17, 2020, the Company acquired 100% of Marley Drug, a leading specialty pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operation includes automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base and contributed $6,945 of revenue to the Company for the year ended December 31, 2021 compared to $340 in the previous year. The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition.

ZYPITAMAG® contributed revenue of $3,170 to the Company for the year ended December 31, 2021 compared to $453 during the year ended December 31, 2020. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG® including through its acquisition of Marley Drug in December of 2020.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States with sales during the year ended December 31, 2021 of $59 being recorded compared to $116 for the year ended December 31, 2020.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT®, ZYPITAMAG® and SNP, as well as the Marley Drug business and licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to maintain and expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

Management’s Discussion and Analysis

The Company is providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association.

Growing sales of ZYPITAMAG® in the United States

In September 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG® from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus was to receive an upfront payment of US$5,000 and US$2,000 in deferred payments to be made over four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Previously, in December 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG®, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG® contributed revenue of $3,170 to the Company for the year ended December 31, 2021 compared to $453,000 during the year ended December 31, 2020. The Company continues to work towards growing the ZYPITAMAG® brand, usage of the product and revenues from ZYPITAMAG® including through its acquisition of Marley Drug in December of 2020.

Acquisition and operation of the Marley Drug pharmacy business

On December 17, 2020, the Company acquired 100% of Marley Drug, a specialty pharmacy serving customers across the United States. Marley Drug provides excellent customer service, cost competitive medications, immediate direct to patient delivery, and is licensed in 50 states, Washington D.C. and Puerto Rico. Its advanced operating systems include automated pill dispensing, an extended supply generic drug program, and an effective customer communication system. Marley Drug has been successful in marketing directly to customers, providing access to medications without the need for insurance, and building a nationwide customer base.

The Company began selling ZYPITAMAG® through Marley Drug immediately following the acquisition.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP become available in the United States with sales during the year ended December 31, 2021 of $59 being recorded compared to $116 for the year ended December 31, 2020.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product, P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

Management’s Discussion and Analysis

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial was communicated in 2021.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

On June 29, 2020, the Company announced that results from the investigator sponsored FABOLUS-FASTER Phase 4 clinical trial, using AGGRASTAT®, have been published in Circulation, a peer-reviewed journal of the American Heart Association. FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

Management’s Discussion and Analysis

FABOLUS-FASTER studied different regimens of intravenous platelet inhibitors, notably AGGRASTAT® (tirofiban hydrochloride) injection (an IV GP IIb/IIIa inhibitor) and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The FABOLUS-FASTER study randomized 122 P2Y12-naive STEMI patients to receive tirofiban (n=40), cangrelor (n=40), or a 60 mg loading dose of prasugrel (n=42). Those randomized to prasugrel were sub-randomized to chewed (n=21) or integral (n=21) tablet administration. The study was powered to test the noninferiority of cangrelor compared with tirofiban, the superiority of both tirofiban and cangrelor compared with chewed prasugrel, and superiority of chewed prasugrel compared with integral prasugrel for the primary endpoint of 30-minute inhibition of platelet aggregation (IPA) after stimulation with (20 µmol/L) ADP.

The results from the FABOLUS-FASTER trial showed cangrelor did not reach non-inferiority with tirofiban; in fact, tirofiban achieved superior IPA over cangrelor at 30 minutes (95.0%±9.0% vs 34.1%±22.5%; P <0.001). Cangrelor and tirofiban were both superior to chewed prasugrel (10.5%±11.0%, P<0.001 for both comparisons), which did not provide higher IPA over integral prasugrel (6.3%±11.4%; P=0.47).

Results from FABOLUS-FASTER were recently presented virtually at the PCR e-Course Scientific Sessions, due to the cancellation of EuroPCR 2020. Complete results from this study were published on June 27, 2020 in Circulation, a peer-reviewed journal of the American Heart Association.

On January 27, 2021, the Company announced the early completion of iSPASM, a randomized, double-blind, single-center, Phase 1/2a trial aimed at assessing the safety of long-term (7-day) use of AGGRASTAT® injection vs. placebo in patients with aneurysmal subarachnoid hemorrhage (aSAH) (NCT03691727). The primary endpoint in the 30 patient study was hemorrhagic changes evident on head CT and/or MRI assessed by the rates of symptomatic and asymptomatic bleeding. iSPASM was funded by an unrestricted educational grant from Medicure. This study does not imply efficacy of AGGRASTAT® in patients with aSAH. Please note that the use of AGGRASTAT® in neurointerventions has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in stroke patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Reformulation Products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP became available in the United States with sales during the year ended December 31, 2021 of $59,000 being recorded compared to $116,000 for the year ended December 31, 2020.

The Company is focused on the development of two additional cardiovascular generic drugs and expects to grow its commercial suite of products to at least four approved products in 2022.

On October 5, 2020, the Company announced that it has entered into a License, Manufacture and Supply Agreement RLS for a cardiovascular biosimilar product. Medicure is responsible for the regulatory approval process for the product. A biosimilar is a biological product that is highly similar to and has no clinically meaningful differences from an approved reference product. The Agreement grants an exclusive right to the Company to market and sell the product in the United States of America, Canada and the European Union.

The Company had been devoting resources to its research and development programs, including, but not limited to the development of TARDOXALTM, P5P or MC-1 for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

On January 7, 2021, the Company announced that it intends to file an IND application with the FDA pertaining to its legacy product P5P, also referred to as MC-1 for the treatment of seizures associated with PNPO deficiency. The majority of patients with PNPO deficiency have mutations in the PNPO gene, which is required for the production of normal levels of P5P. In connection with the IND, the Company will proceed with a Phase 3 clinical trial to treat PNPO deficient patients with a daily dose of MC-1.

Management’s Discussion and Analysis

The FDA and the EMA have both granted a Rare Pediatric Disease Designation to MC-1 for the treatment of seizures associated with PNPO deficiency. Additionally, the FDA has granted Orphan Drug Status and a Rare Pediatric Disease Designation to MC-1 for the treatment of PNPO deficiency. Under the Creating Hope Act passed into federal law in 2012, the FDA grants a Rare Pediatric Disease Designation for serious and life-threatening diseases that primarily affect children ages 18 years or younger and fewer than 200,000 people in the United States. If an NDA for MC-1 for patients with PNPO deficiency is approved, the Company may be eligible to receive a PRV from the FDA, which can be redeemed to obtain priority review for any subsequent marketing application.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed
ZYPITAMAG®	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
SNP	Acute Cardiology	ANDA approved/Marketed
Cardiovascular Biosimilar	Acute Cardiology	Development underway
Generic ANDA 2	Acute Cardiology	ANDA filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM - On hold P5P - IND filed

OTHER PRODUCTS

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2021:

•	Note 3(c)(ii): The valuation of the royalty obligation
•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences. Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as period end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets
•	Note 3(o): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

Management’s Discussion and Analysis

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations
•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin. A change in any of the significant assumptions or estimates used to evaluate goodwill could result in a material change to the results of operations. The key assumptions used to determine the recoverable amount are further explained in note 9.

•	Note 3(r): The incremental borrowing rate (“IBR”) used in the valuation of leases

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) Fair Value through Other Comprehensive Income or Loss “FVOCI”; or (iii) Fair Value Through Profit or Loss “FVTP:”. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the asset is recorded as FVTPL unless the Company irrevocably designates the presentation of subsequent changes in the fair value of such equity instrument as FVOCI.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, restricted cash, accounts receivable and other assets are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. There are presently no assets classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was designated within this category.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation, acquisition payable and holdback which are recognized on an amortized cost basis. Financial liabilities measured at FVTPL include contingent consideration resulting from business combinations as defined by IFRS 9.

Management’s Discussion and Analysis

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The acquisition payable liabilities were recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for these liabilities required determining an appropriate discount rate.

Contingent consideration resulting from a business combination are valued at fair value at the acquisition date as part of the business combination and subsequently fair valued as described in the business combination policy below:

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of net loss and comprehensive loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

Management’s Discussion and Analysis

Accruals for returns, chargebacks, rebates and discounts

As of December 31, 2021, excluding Marley Drug, the Company has three commercially available products that generated revenue for the year ended December 31, 2021, AGGRASTAT®, ZYPITAMAG® and SNP (the “Products”) which it sells to United States customers. The Products are sold to wholesalers for resale as well as directly to hospitals and pharmacies; with AGGRASTAT® and SNP primarily being sold by the wholesalers to hospitals, while ZYPITAMAG® is primarily sold by wholesalers to pharmacies. Revenue from the sale of the Products is recognized upon the receipt of goods by the wholesaler, or the hospital or pharmacy in the case of a direct sale, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the customer in accordance with the terms of the sale.

During 2019, the Company sold ReDSTM medical devices directly to end users. Revenue from the sale of ReDSTM was recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods passed from the Company to the customer. At this point in time, the customer had gained the sole ability to benefit from the product, and there was no unfulfilled obligations that could have affected the customer’s acceptance of the goods. Delivery of the product occurred when the goods had been shipped to the customer and the customer had accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

Through Marley Drug, the Company operates a retail pharmacy and mail order pharmacy business selling pharmaceuticals directly to end users being individual patients. Revenue for in store sales is recognized upon payment by the customer. This is the point where all performance obligations have been met in regards to the product sold. Revenue for mail order sales is recognized upon the shipment of the products to the customer, generally at the time the product is picked up from the Company’s premises by the carrier. This is the point where all performance obligations have been met in regards to the product sold.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Product licenses are amortized on a straight-line basis over the contractual term of the acquired license. Pharmacy licenses are amortized on a straight-line basis over their estimated useful life of approximately seven years. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Brand names are amortized on a straight-line basis over the estimated economic life of the brand name estimated at ten years. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over a period of seven to twelve years, or their economic life, if shorter.

Amortization on product licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Management’s Discussion and Analysis

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Given the Company operates within a complex structure internationally, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as interpretations of tax regulations by each taxable entity and the responsible tax authority. The Company and its subsidiaries have open tax years, primarily from 2011 to 2021, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Such differences of interpretation may arise on a wide variety of issues, depending on the conditions prevailing in the respective company’s domicile. As the Company assesses the probability for litigation and subsequent cash outflow with respect to taxes as remote, no contingent liability has been recognized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

Business combinations and goodwill

The Company adopted amendments to IFRS 3 with a date of application of January 1, 2020. The IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test.

Management’s Discussion and Analysis

The amendments are applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on January 1, 2020. Consequently, transactions that occurred in prior periods do not need to be reassessed.

The Company’s adoption of the amendments to IFRS 3 did not have a significant impact on the Company’s consolidated financial statements for the year ended December 31, 2021.

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

IBR used in the valuation of leases

At inception of a contract, the Company must assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company must assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset. As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

Right-of-use asset

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee; the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early. The Company has elected to not include non-lease components related to premises leases in the determination of the lease liability.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Management’s Discussion and Analysis

Estimating the IBR

The Company cannot readily determine the interest rate implicit in its lease, therefore, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company would have to pay which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

New standard not yet adopted

Amendments to International Accounting Standard (“IAS”) 1 - presentation of financial statements:

In January 2020, the IAS issued an amendment to IAS 1 Presentation of Financial Statements that clarifies the criterion for classifying a liability as non-current relating to the right to defer settlement of a liability for at least 12 months after the reporting period. The amendment applies to annual reporting periods beginning on or after January 1, 2023. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

Management’s Discussion and Analysis

(in thousands of CDN$, except per share data)	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Product sales, net	$6,803	$4,919	$5,086	$4,936
Cost of goods sold	(3,021)	(2,037)	(2,047)	(1,927)
Gross Profit	3,782	2,882	3,039	3,009
Selling	(2,388)	(2,601)	(2,535)	(2,788)
General and administrative	(1,003)	(538)	(571)	(585)
Research and development	(42)	(468)	(705)	(581)
Revaluation of contingent consideration	1,828	–	–	–
Finance (expenses) income, net	(247)	(40)	(117)	(121)
Foreign exchange gain (loss), net	431	(226)	(172)	(2)
Income (loss) for the period	1,906	(946)	(639)	(1,048)
Basic income (loss) per share	$0.18	$(0.09)	$(0.06)	$(0.10)
Diluted income (loss) per share	$0.18	$(0.09)	$(0.06)	$(0.10)

(in thousands of CDN$, except per share data)	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Product sales, net	$2,375	$3,549	$2,676	$3,010
Cost of goods sold	(2,099)	(1,363)	(1,476)	(1,542)
Gross Profit	276	2,186	1,200	1,468
Selling	(1,396)	(923)	(971)	(2,069)
General and administrative	(1,745)	(1,264)	(770)	(800)
Research and development	(1,606)	(737)	(98)	(858)
Revaluation of contingent consideration	–	–	–	–
Finance income, net	557	(99)	380	(73)
Foreign exchange (loss) gain, net	(439)	(210)	278	868
(Loss) income for the period	(4,353)	(1,047)	19	(1,464)
Basic (loss) earnings per share	$(0.41)	$(0.10)	$–	$(0.14)
Diluted (loss) earnings per share	$(0.41)	$(0.10)	$–	$(0.14)

Net income for the three-month period ended December 31, 2021 totaled $1,906 compared to a net loss of $4,353 for the three months ended December 31, 2020. Significant variances are as follows:

•	A $4,428 increase in product sales primarily from a full quarter of Marley Drug revenues in 2021 as well as increasing ZYPITAMAG® revenue in 2021 compared to 2020.
•	A gain on the revaluation of the contingent consideration pertaining to the Marley Drug acquisition which totaled $1,828.
•	A decrease in general and administration expenses of $742 primarily due to lower legal costs associated with the Company’s patent challenge, which was settled in the fourth quarter of 2020, lower professional fees as a result of the Marley Drug acquisition in the fourth quarter of 2020 and cost reductions implemented by the Company during 2021.
•	A decrease of $1,564 in research and developments expenses primarily as a result of the timing of research and development expenditures resulting in the timing of each development project.

Partially offset by:

•	An increase of $992 in selling expenses primarily from a full quarter of Marley Drug operations during the three months ended December 31, 2021.
•	Higher cost of goods of $922 as a result of significant inventory write-down of $1.2 million pertaining to expiring AGGRASTAT® inventory recorded during the three months ended December 31, 2021

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Revenue

The change in revenue for the years ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
AGGRASTAT® revenue, net	$11,570	$10,606	$964
ZYPITAMAG® revenue, net	3,170	453	2,717
SNP revenue, net	59	116	(57)
Marley Drug revenue, net	6,945	340	6,605
ReDSTM revenue, net	–	95	(95)
	$21,744	$11,610	$10,134

Net AGGRASTAT® product sales for year ended December 31, 2021 were $11,570 compared to $10,606 during the year ended December 31, 2020.

The Company primarily sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies with initial sales occurring in the fourth quarter of 2020 through this initiative.

Hospital demand for AGGRASTAT® has been stable during 2021 when compared to the prior year, and the number of hospital customers using AGGRASTAT® continued to remain strong leading to patient market share held by the product of approximately 65% as of March 31, 2022. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product, including a reduction in procedures being performed as a result of COVID 19. The Company continues to expect strong patient market share despite reduced revenue from the AGGRASTAT® brand and diversifying revenues away from a single product became increasingly important to the Company.

All of the Company’s sales are denominated in U.S. dollars and the U.S. dollar increased in value against the Canadian dollar during the year ended December 31, 2021 when compared to the year ended December 31, 2020. This led to increased AGGRASTAT® revenues, offsetting the increasing price pressures facing AGGRASTAT® when comparing the two periods, offset by increased demand.

Net ZYPITAMAG® product sales for year ended December 31, 2021 were $3,170 compared to $453 for the year ended December 31, 2020.

The Company sells ZYPITAMAG® through its e-commerce and mail order pharmacy business in all 50 U.S. states through Marley Drug and to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG® to pharmacies who in turn sell the product to patients. The growth in revenues in 2021 is a direct result of the acquisition of Marley Drug near the end of 2020 as the Company immediately began selling the product through the Marley Drug pharmacy business. The Company expects ZYPITAMAG® revenues to grow throughout 2022 and beyond.

Net SNP product sales for year ended December 31, 2021 were $59 compared to $116 for the year ended December 31, 2020. The Company primarily sells finished SNP to drug wholesalers. These wholesalers subsequently sell SNP to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of SNP may result in sales of SNP to wholesalers that do not track directly with demand for the product at hospitals. The Company has set up a portal called Medicure Direct to market the Company’s branded and generic products directly to hospitals and pharmacies.

Management’s Discussion and Analysis

As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded revenue of $6,945 for the year ended December 31, 2021 compared to revenue of $340 during the year ended December 31, 2020 pertaining to the Marley Drug in store and mail order pharmaceutical business. The increase in revenue at Marley Drug for the year ended December 31, 2021 is the result of the Company owing the business for the full 2021 year compared to only a two week period of ownership for the year ended December 31, 2020. Marley Drug sells pharmaceutical and over the counter products directly to patients in a retail setting and has a strong mail order business throughout all 50 states in the United States. In 2022, the Company launched the Marley Drug e-commerce site and will be focusing on attracting new customers to the site to bolster its Marley Drug pharmacy business.

During the year ended December 31, 2020, ReDSTM contributed revenue of $95 from the sale of the product in the United States. On August 20, 2020, the Company announced the termination of the marketing and distribution agreement with Sensible for the marketing of the ReDS Pro device in the United States. In connection with the termination, Sensible and the Company have entered into a transition agreement which provides additional compensation to the Company for sales to customer leads provided by the Company.

Cost of goods sold

The change in cost of goods sold for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
AGGRASTAT®	$4,180	$3,045	$1,135
ZYPITAMAG®	2,379	2,807	(428)
SNP	59	524	(465)
Marley Drug	2,414	104	2,310
	$9,032	$6,480	$2,552

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG®, and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAG®. Additionally, following the acquisition of Marley Drug, cost of goods sold includes direct product costs associated with the sale of products through the Marley Drug business.

AGGRASTAT® cost of goods sold for the year ended December 31, 2021 were $4,180 compared to $3,045 for the year ended December 31, 2020. AGGRASTAT® cost of goods sold for the year ended December 31, 2021 included $3,007 relating to product sold to customers and $1,173 relating to a write-down of expired inventory, while the cost of goods sold for the year ended December 31, 2020 consisted of only the cost of product sold to customers. The increase in cost of goods sold is the result of the write-down of expired inventory during the year ended December 31, 2021. Excluding this write-down, cost of goods sold remained consistent between the two years.

ZYPITAMAG® cost of goods sold for year ended December 31, 2021 totaled $2,379 and includes $311 relating to product sold to the Company’s customers, $1,841 from amortization of the ZYPITAMAG® intangible assets, $165 relating to a write-down of expired inventory and $62 relating to royalties on the sale of ZYPITAMAG®. This compares to ZYPITAMAG® cost of goods sold for the year ended December 31, 2020 of $2,807 which was the result of $89 relating to product sold to the Company’s wholesale customers, $2,429 relating to amortization of the ZYPITAMAG® license, $274 relating to a write-down of expired inventory and $15 relating to royalties on the sale of ZYPITAMAG®. The decrease in cost of goods sold between 2021 and 2020 is the result of lower amortization of the Company’s intangible assets relating to ZYPITAMAG® and lower write-downs of expired inventory, partially offset by a significantly higher volume of product sold during 2021. The decrease in amortization is as a result of a prospective change in the useful life of the ZYPITAMAG® intangible assets. The initial amortization period pertaining to the ZYPITAMAG® intangible assets was 4.3 years. During the year-ended December 31, 2021, management applied a prospective change to the amortization period of ZYPITAMAG® to extend the amortization period of the asset by 7 years, with the remaining amortization period being 9.1 years as at December 31, 2021.

The cost of goods sold related to SNP totaled $59 for the year ended December 31, 2021 compared to $524 for the year ended December 31, 2020. For year ended December 31, 2021, the cost of goods sold totaling $59 related to product sold to the Company’s customers. For year ended December 31, 2020, the cost of goods sold totaling $116 related to product sold to the Company’s customers as well as an impairment loss on the write-down of inventory of $408 as a result of reduced selling prices for the product experienced in the market pertaining to SNP relating to inventory.

Management’s Discussion and Analysis

The cost of goods sold related to the Marley Drug business totaled $2,414 for the year ended December 31, 2021. As a result of the acquisition of Marley Drug, which was completed on December 17, 2020, the Company recorded cost of goods sold of $104 during the year ended December 31, 2020 pertaining to the cost of products sold by Marley Drug’s in store and mail order pharmaceutical business. The increase in cost of goods sold at Marley Drug for the year ended December 31, 2021 is the result of the Company owing the business for the full 2021 year compared to only a two week period of ownership for the year ended December 31, 2020.

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG®, ReDSTM and SNP and beginning on December 17, 2020, costs pertaining to the Marley Drug business.

The changes in selling expenditures for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
Selling	$10,312	$5,359	$4,953

Selling expenses for the year ended December 31, 2021 were $10,312 compared to $5,359 for the year ended December 31, 2020.

Commercial sales expenses, excluding costs pertaining to the Marley Drug business, remained consistent for the year ended December 31, 2021 as compared to the prior year. The increase in selling expenses is as a result of the Company owning and operating the Marley Drug business for the full year in 2021 compared to a two week period during 2020.

General and administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

The changes in general and administrative expenditures for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
General and administrative	$2,697	$4,579	$(1,882)

General and administrative expenses for the year ended December 31, 2021 were $2,697 compared to $4,579 for the year ended December 31, 2020.

The decrease in general and administration expenses during the year ended December 31, 2021 when compared to the year ended December 31, 2020 is primarily related to lower legal costs associated with the Company’s patent challenge, which was settled in the fourth quarter of 2020, lower professional fees as a result of the Marley Drug acquisition in the fourth quarter of 2020 and cost reductions implemented by the Company during 2021.

During the year ended December 31, 2021, the Company recorded $402 (2020 - $860) in government assistance resulting from the Canada Emergency Wage Subsidy. The funding has been recorded as a reduction of the related salary expenditures within general and administrative expenses for the year ended December 31, 2021.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

Management’s Discussion and Analysis

The change in research and development expenditures for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
Research and development	$1,796	$3,299	$(1,503)

Net research and development expenditures for the year ended December 31, 2021 totaled $1,796 compared to $3,299 for the year ended December 31, 2020. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products.

The decrease experienced during the year ended December 31, 2021 when compared to the year ended December 31, 2020 is primarily the result of the timing of research and development expenditures relating to each development project and a declining research and development budget. The Company’s research and development activities for the year ended December 31, 2021 primarily pertain to the MC-1 or P5P development project.

Revaluation of Continent Consideration

The change in the revaluation of continent consideration for the years ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
Revaluation of contingent consideration	$1,828	$–	$1,828

During the year ended December 31, 2021, the Company recorded a gain on the revaluation of the contingent consideration pertaining to the Marley Drug acquisition which totaled $1,828.

Finance expense (Income), Net

The change in finance expense (income), net for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
Finance (income) expense, net	$525	$(765)	$1,290

The finance expense for the year ended December 31, 2021 totaled $525 and primarily relates to remeasurement of the Company’s AGGRASTAT® royalty obligation of $262 and accretion on the ZYPITAMAG® acquisition payable of $273. For the year ended December 31, 2020, the Company recorded finance income of $765 as a result of a recovery on the remeasurement of the Company’s AGGRASTAT® royalty obligation of $953, partially offset by accretion on the ZYPITAMAG® acquisition payable.

Foreign Exchange Gain, Net

The change in foreign exchange gain, net for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase/(Decrease)
Foreign exchange gain, net	$(31)	$(497)	$466

The foreign exchange gain of $31 for the year ended December 31, 2021 compares to $497 for the year ended December 31, 2020. The changes to foreign exchange gains and losses results from changes in the US dollar exchange rate during the respective periods, which led to the foreign exchange gains and losses as it applies to the significant US dollar cash balances held by the Company as at the end of both periods.

Management’s Discussion and Analysis

Loss and comprehensive loss

The consolidated net loss and comprehensive loss for the year ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase (Decrease)
(Loss) Income for the period	$(727)	$(6,845)	$(6,135)
Comprehensive (loss) income for the period	$(870)	$(7,591)	$(6,738)
Basic (loss) earnings per share	$(0.07)	$(0.64)	$(0.57)
Diluted (loss) earnings per share	$(0.07)	$(0.64)	$(0.57)

For the year ended December 31, 2021, the Company recorded a net loss of $727 or $0.07 per share ($0.07 per share diluted) compared to $6,845 or $0.64 per share ($0.64 per share diluted) for the year ended December 31, 2020.

As discussed above, the main factors contributing to the reduction in the net loss were the increased revenues as a result of the operations of Marley Drug being included for the full 2021 year compared to a two week period in 2020, increased ZYPITAMAG® revenue, reduced general and administrative and research and development expenses and the gain on the revaluation of the contingent consideration pertaining to the Marley Drug acquisition, partially offset by higher cost of goods sold and selling expenses as a result of the full year of Marley Drug operation.

For the year ended December 31, 2021, the Company recorded a total comprehensive loss of $870 compared to $7,591 for the year ended December 31, 2020. The change in comprehensive loss results from the factors described above as well as fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2021 was 10,251,313. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share for the year ended December 31, 2020 was 10,686,041.

As at December 31, 2021, the Company had 10,251,313 common shares outstanding and 807,150 stock options, of which 706,750 were exercisable, to purchase common shares outstanding.

As at April 27, 2022, the Company had 10,251,313 common shares outstanding and 807,150 stock options, of which 706,750 were exercisable, to purchase common shares outstanding.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the years ended December 31, 2021 and 2020 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the years ended December 31, 2021 and 2020 is reflected in the following table:

(in thousands of CDN $)	2021	2020	Increase (decrease)
Operating loss	$(2,093)	$(8,107)	$6,014
Add: amortization	3,132	2,773	359
EBITDA	$1,039	$(5,334)	$6,373
Add:
Stock-based compensation	136	317	(181)
Transaction fees - Marley Drug acquisition	125	421	(296)
Recovery of research and development expenses	(491)		(491)
Write-down of inventory	1,339	682	657
Adjusted EBITDA	$2,148	$(3,914)	$6,062

Management’s Discussion and Analysis

EBITDA for the year ended December 31, 2021 was $1,039 compared to EBITDA of ($5,334) for the year ended December 31, 2020. Adjusted EBITDA for the year ended December 31, 2021 was $2,148 compared to adjusted EBITDA of ($3,914) for the year ended December 31, 2020, As discussed above the main factors contributing to the change in EBITDA for the year ended December 31, 2021 were increased revenues as a result of the operations of Marley Drug being included for the full 2021 year compared to a two week period in 2020, increased ZYPITAMAG® revenue and reduced general and administrative and research and development expenses, partially offset by higher cost of goods sold and selling expenses as a result of the full year of Marley Drug operation.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily through the net revenue received from the sale of its commercial products, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately US$105,000 of which approximately US$55,000 was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of US$10,000 that was due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately US$50,000 from the Buyer as a result of the Apicore Sale Transaction. The US$50,000 was included in the total net proceeds of US$105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of US$5,100 in relation to the holdback receivable.

The funds received from the Apicore sales transaction were invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the SIB completed by the Company in December of 2019.

Cash from operating activities for the year ended December 31, 2021 was $3,989 compared to cash used in operating activities of $2,240 for the year ended December 31, 2020. The improvement in cash from operating activities is primarily due to the decreased net loss incurred during the year ended December 31, 2021 compared to 2020.

Cash used in or from investing activities for the year ended December 31, 2021was $2,694 compared to $7,240 for the year ended December 31, 2020. The cash used in investing activities for the year ended December 31, 2021 related to payments of the holdback payable from the Marley Drug transaction totaling $1,876, acquisitions of property and equipment totaling $378 and $441 relating to the acquisition of intangible assets consisting of investing in the Marley Drug e-commerce platform. The cash used in investing activities for the year ended December 31, 2020 primarily related to the acquisition of Marley Drug, which total $7,238.

Cash used in financing activities for the year ended December 31, 2021 totaled $316 compared to $766 for the year ended December 31, 2020. The cash used in financing activities for the year ended December 31, 2021 related to repayments of the Company’s lease liabilities. The cash used in financing activities for the year ended December 31, 2020 related to cash paid to acquire the Company’s common shares under its normal course issuer bid of $522 and $244 related to repayments of the Company’s lease liabilities.

As at December 31, 2021, the Company had unrestricted cash totaling $3,694 compared to $2,716 as of December 31, 2020. As at December 31, 2021, the Company had working capital of $4,042 compared to $3,366 as at December 31, 2020.

The Company did not purchase and cancel any of its own securities during the year ended December 31, 2021.

On June 29, 2020, the Company announced that the TSX-V accepted the Company's notice of its intention to make a normal course issuer bid (the "2020 NCIB"). Under the terms of the 2020 NCIB, the Company may acquire up to an aggregate of 533,116 common shares, representing five percent of the common shares outstanding at the time of the application, over the twelve-month period that the 2020 NCIB was in place. The 2020 NCIB commenced on June 30, 2020 and will end on June 29, 2021, or on such earlier date as the Company may complete its maximum purchases allowed under the 2020 NCIB.

Management’s Discussion and Analysis

During the year ended December 31, 2020, the Company repurchased and cancelled 552,700 (2019 - 751,800), common shares as a result of the 2019 NCIB and 2020 NCIB. The aggregate price paid for these common shares totaled $522 (2019 - $4,145). During the year ended December 31, 2020 the Company recorded $3,925 (2019 - $1,810) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $4,447 (2019 - $5,955).

The Company acquired long-term debt of $353, with a fair value of nil, as at acquisition, as part of its acquisition of Marley Drug which was expected to be forgiven in 2021. The Company heldback funds to settle this debt as part of the purchase in the event it was not forgiven. The debt was forgiven in January of 2021 and the offsetting holdback was released. The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2021.

CONTRACTUAL OBLIGATIONS

As at December 31, 2021, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2022	2023	2024	2025	2026	Thereafter
Accounts Payable and Accrued Liabilities	$6,669	$6,669	$–	$–	$–	$–	$–
Income Taxes Payable	114	114	–	–	–	–	–
Lease Obligation	1,262	330	331	333	136	99	33
Acquisition Payable	1,225	634	591	–	–	–	–
Contingent consideration	333	293	40	–	–	–	–
Purchase Agreement Commitments	2,259	1,879	190	190	–	–	–
Total	$11,862	$9,919	$1,152	$523	$136	$99	$33

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$225 annually (based on current pricing) until 2022 and #eu#490 annually (based on current pricing) until 2022.

Subsequent to December 31, 2021 and effective January 1, 2022, the Company renewed its business and administration services agreement with GVI, as described in note 18(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment was on hold pending resolution of a dispute between the licensor and the third-party manufacturer of PREXXARTAN® and was recorded within accounts payable and accrued liabilities on the consolidated statements of financial position. Due to a breach in the contract by counterparty, the Company terminated the contract and recorded a reversal of the US$400 that was recorded in accounts payable and accrued liabilities. As a result a recovery of $491 was recorded with other income on the statement of net loss and comprehensive loss for the year ended December 31, 2021.

Management’s Discussion and Analysis

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement described in note 12 to the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2021 totaled $464 (2020 - $441; 2019 - $1,023) with payments made during the year ended December 31, 2021 of $99 (2020 - $326; 2019 - $1,355).

Beginning with the acquisition of ZYPITAMAG®, completed in September 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAG® to Zydus subsequent to the acquisition date. During the year ended December 31, 2021, the Company expensed $62 (2020 - $15, 2019 - $2) in royalties in regards to ZYPITAMAG® which is recorded within cost of goods sold on the statement of net loss and comprehensive loss and had $72 (2020 - $10) recorded within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2021.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. Based on the cash and cash equivalent balances held by the Company at December 31, 2021, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at December 31, 2021, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net loss of approximately $37 (2020 - $27).

The Company has not entered into any futures or forward contracts as at December 31, 2021. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable and accrued liabilities, holdback payable, income taxes payable, royalty obligation, acquisition payable, contingent consideration and lease obligations. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

Management’s Discussion and Analysis

(Expressed in U.S. Dollars)	December 31, 2021	December 31, 2020
Cash and cash equivalents	$2,854	$1,758
Restricted cash	2	1,095
Accounts receivable	3,657	4,032
Other assets	45	123
Accounts payable and accrued liabilities	(3,669)	(4,698)
Current portion of royalty obligation	(334)	(284)
Current portion of acquisition payable	(500)	(500)
Holdback payable	–	(1,473)
Current portion of contingent consideration	(231)	(1,512)
Income taxes payable	(114)	(129)
Current portion of lease obligation	(80)	(77)
Royalty obligation	(51)	(263)
Acquisition payable	(466)	(889)
Contingent consideration	(32)	(40)
Lease obligation	(291)	(354)
	$790	$(3,211)

Based on the above net exposures as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively, on the Company's net loss of approximately $64 (2020 - $205).

The Company is also exposed to currency risk on the Euro and had an accounts payable balance of #eu#982,555 at December 31, 2021. Based on that exposure, as at December 31, 2021, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the Euro would result in an increase or decrease, respectively, of $71 on the Company’s net loss. As at December 31, 2020, the Company had a nominal balance of payables denominated in Euros and assuming that all other variables remained constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would not have had a material impact on the Company's net loss.

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 26% of the voting shares of the Company as at December 31, 2021 (2020 - 25%).

During the year ended December 31, 2021 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2020 - $85; 2019 - $85) for business administration services, $238 (2020 - $238; 2019 - $295) in rental costs and $34 (2020 - $37; 2019 - $47) for information technology support services. As described in note 17(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2021, the Company paid GVI CDS $315 (2020 - $202; 2019 - $406) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2021, the Company paid CanAm $9 (2020 - $7; 2019 - $133) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2021, included in accounts payable and accrued liabilities is $48 (2020 - $56) payable to GVI, $61 (2020 - $99) payable to GVI CDS, and nil (2020 - $7) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2021, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

Disease outbreaks may negatively impact the performance of the Company. A local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could interrupt supplies and other services from third parties upon which the Company relies (including contract manufacturers, marketing and transportation and logistics providers), decrease demand for our products, decrease the general willingness of the general population to travel, cause staff shortages, reduced customer demand, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company. In particular, if the current outbreak of the COVID-19 coronavirus continues or increases in severity, the Company could experience difficulty in executing it strategic plans and the marketing, sales, production, logistics and distribution of its products could be severely disrupted. These events could materially and adversely affect the Company’s business and could have a material adverse effect on the Company’s liquidity and its financial results.

While the Company’s approved product portfolio has grown to AGGRASTAT®, ZYPITAMAG® and SNP, as well as the Marley Drug business, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAG® and SNP, as well as maintain and grow the Marley Drug business, and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully grow sales of ZYPITAMAG® and SNP, successfully maintain and grow the Marley Drug business, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, can be obtained on SEDAR (www.sedar.com). A copy of this MD&A will be provided to anyone who requests it.